Prospectus Supplement No. 1 to Prospectus dated October 1, 2007
Registration No. 333-146114 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 1

To

Prospectus Dated October 1, 2007

This prospectus relates to the disposition of up to 225,000 shares of Adept common stock or interests therein by the selling securityholders listed in this prospectus or their permitted transferees. The shares offered and sold under this prospectus were issued in private transactions. This Supplement amends and supplements certain information contained in the Prospectus about Adept and the selling securityholders. We encourage you to read this Supplement carefully with the Prospectus and any other supplements.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Our common stock is traded on the Nasdaq Global Market, under the symbol “ADEP.” On June 20, 2008, the last reported sale price of our common stock on the Nasdaq was $10.38 per share.

The selling securityholders currently hold and may continue to hold a significant portion of Adept’s outstanding common stock and securities convertible into common stock, which ownership may affect the trading prices of Adept common stock and may impact matters requiring shareholder approval. Please refer to the selling securityholder table below for more information regarding the selling securityholders’ Adept equity holdings.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED IN THE PROSPECTUS AND IN THE PERIODIC REPORT ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 25, 2008

SELLING SECURITYHOLDERS

The table under the caption “Selling Securityholders” beginning on page 20 of the Prospectus is hereby supplemented and amended to update information as to the beneficial ownership of our outstanding shares of common stock as of June 19, 2008 by each of the selling securityholders, and as adjusted to reflect transfers by the selling securityholders, and the sale by the selling securityholders of shares in this offering. As of June 19, 2008, approximately 7,984,263 shares of our common stock were outstanding. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to June 19, 2008. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from June 19, 2008 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

We have assumed for purposes of the table below that the selling securityholders will sell all of the common stock and all of the common stock issuable upon conversion of any warrants or note pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned.

Selling Stockholders (1)(2)	Shares of Common Stock Beneficially Owned		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering**
	Number	Percent (2)	Number	Number	Percent
CROSSLINK VENTURES IV, L.P.	312,296	3.91%	109,545	202,751	2.54%
CROSSLINK OMEGA VENTURES IV GmbH & Co. KG	13,069	*	4,583	8,486	*
OFFSHORE CROSSLINK OMEGA VENTURES IV, (a Cayman Islands Unit Trust)	100,537	1.26%	35,266	65,271	*
OMEGA BAYVIEW IV, L.L.C.	24,759	*	8,685	16,074	*
CROSSLINK CROSSOVER FUND IV, L.P.	190,782	2.39%	66,921	123,861	1.55%

*	Less than 1%.
**	Note that the Shares identified as beneficially owned after the offering are covered by a different registration statement on file with the SEC and may be subject to a separate offering by the same selling stockholders.

This table is based upon information supplied by the selling stockholders and Schedule 13G filed with the SEC and supplemental information provided to us by the selling stockholders.

(1)	Except as noted herein, the address of each of the selling stockholders is c/o Crosslink Capital, Inc., Two Embarcadero Center, Suite 2200, San Francisco, California 94111. The information contained in this table (except the information set forth in the column titled “Percent”) and footnotes is derived from information provided by the selling stockholders.

(2)

The securities reported as beneficially owned by the selling stockholders include securities also beneficially owned by the following affiliates of Crosslink Capital, Inc., collectively referred to as the Crosslink Affiliates: Crossover Fund IV Management, L.L.C., a Delaware limited liability company, referred to as Crossover IV Management, Crosslink Ventures IV Holdings, L.L.C., a Delaware limited liability company, referred to as Crosslink IV Holdings, Crosslink Verwaltungs GmbH, referred to as Verwaltungs and Michael J. Stark. Crosslink Capital, Inc., referred to as Crosslink Capital, is an affiliate of the selling stockholders and an investment adviser to investment funds of which Crossover

IV Management, Crosslink IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units. Mr. Stark is the control person of Crosslink, Crossover IV Management, Crosslink IV Holdings and Verwaltungs and, as a result, has discretionary investment power over the Adept securities held by the selling stockholders. Crosslink and the Crosslink Affiliates disclaim membership in a group with any other person, within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. These securities are held directly by investment funds to which Crosslink is investment adviser for the benefit of the investors in those funds. These securities are indirectly beneficially owned by Crosslink in such capacity as investment adviser, by Crossover IV Management, Crosslink IV Holdings and Verwaltungs as the general partner, manager or holder of Class B Units of one or more of those funds that are the selling stockholders, and by Mr. Stark as the control persons of those entities. Crosslink and the Crosslink Affiliates disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

Designated Director Relationship

In connection with the 2006 financing, Crosslink Capital designated Charles Finnie to serve as a member of our board of directors. Mr. Finnie served as a member of the Board of Directors of Adept until June 2008 (and served as a representative of Crosslink through the period of his employment with Crosslink until December 31, 2007), having been named to serve by the Board of Directors in June 2006 and subsequently elected by the company’s stockholders in November 2006. Crosslink no longer has a designee serving on the Adept Board of Directors and has forfeited its right to do so in the future.

Other than as disclosed in the prospectus, the selling stockholders have not had any material relationship with Adept in the past three years.

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